UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

Cempra, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15130J 109
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15130J 109	SC 13D	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,332,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of preferred share purchase warrants expiring on August 5, 2018 (the “Warrants”))
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,332,278
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,332,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 19,768,962 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock, as reported in the Issuer’s final prospectus filed with the Securities Exchange Commission (the “SEC”) on February 3, 2012.

CUSIP No. 15130J 109	SC 13D	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,332,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,332,278
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,332,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 19,768,962 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock, as reported in the Issuer’s final prospectus filed with the SEC on February 3, 2012.

CUSIP No. 15130J 109	SC 13D	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,332,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,332,278
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,332,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 19,768,962 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock, as reported in the Issuer’s final prospectus filed with the SEC on February 3, 2012.

CUSIP No. 15130J 109	SC 13D	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,332,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,332,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,332,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 19,768,962 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock, as reported in the Issuer’s final prospectus filed with the SEC on February 3, 2012.

CUSIP No. 15130J 109	SC 13D	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,332,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,332,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,332,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 19,768,962 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock, as reported in the Issuer’s final prospectus filed with the SEC on February 3, 2012.

CUSIP No. 15130J 109	SC 13D	Page 7 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,332,278 (including 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,332,278
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,332,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%(1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 19,768,962 shares of the Issuer’s common stock issued and outstanding following the initial public offering of the Issuer’s common stock, as reported in the Issuer’s final prospectus filed with the SEC on February 3, 2012.

CUSIP No. 15130J 109	SC 13D	Page 8 of 14

Item 1.	Security and Issuer.

The security to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”).  The principal executive offices of Cempra, Inc. (the “Issuer”) are located at 6340 Quadrangle Drive, Suite 100, Chapel Hill, North Carolina 27517-8149.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Aisling Capital II, LP (“Aisling”);

(ii)	Aisling Capital Partners, LP (“Aisling Partners”), the general partner of Aisling;

(iii)	Aisling Capital Partners LLC (“Aisling Partners GP”) the general partner of Aisling Partners;

(iv)	Mr. Dennis Purcell, a managing member of Aisling Partners GP;

(v)	Mr. Steve Elms, a managing member of Aisling Partners GP;

(vi)	Mr. Andrew Schiff, a managing member of Aisling Partners GP (together with Mr. Dennis Purcell and Mr. Steve Elms, the “Managers”).

(b)	The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

(c)
Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies.  Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time.  Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners.  Dennis Purcell, Steve Elms and Andrew Schiff are the Managers of Aisling Partners GP.  Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, Aisling Partners, Aisling GP, Mr. Elms, Mr. Purcell and Mr. Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 15130J 109	SC 13D	Page 9 of 14

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)
Each of Aisling and Aisling Partners is a Delaware limited partnership.  Aisling Partners GP is a Delaware limited liability company.   Each of Steven Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,332,278 shares of Common Stock, consisting of (i) 1,213,663 shares of Common Stock, which were acquired on February 7, 2012 in the Issuer’s initial public offering of Common Stock (“IPO”) with an aggregate purchase price of $7,281,978 (the “Purchase”),  (ii) 2,079,397 shares of Common Stock issued upon the corporate conversion of the Issuer prior to the closing of the IPO on February 7, 2012 from a Delaware limited liability company into a Delaware corporation (the “Conversion”) and (iii) 39,218 shares of the Issuer’s common stock issuable upon the exercise of the Warrants.  The source of the purchase price for the Purchase was capital contributions from the partners of Aisling.  No borrowed funds were used to purchase the Common Stock.

Item 4.	Purpose of Transaction.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)−(j) of Schedule 13D.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other

CUSIP No. 15130J 109	SC 13D	Page 10 of 14

securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 19,768,962 shares of the Issuer’s common stock issued and outstanding following the IPO, as reported in the Issuer’s final prospectus filed with the SEC on February 3, 2012. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,332,278 shares of Common Stock, including 39,218 shares of Common Stock issuable upon the exercise of the Warrants, constituting approximately 16.9% of the outstanding shares of Common Stock.

(b)           (i)  Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 3,332,278 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

 (ii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the

CUSIP No. 15130J 109	SC 13D	Page 11 of 14

power to direct the voting and disposition of the 3,332,278 shares of Common Stock beneficially owned by the Reporting Persons.

(c)           On February 7, 2012, Aisling acquired (i) 1,213,663 shares of Common Stock in the IPO with an aggregate purchase price of $7,281,978 at $6.00 per share and (ii) 2,079,397 shares of Common Stock issued upon the Conversion.

(d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 7, 2011, Aisling entered into a lock-up agreement with the Issuer, Stifel, Nicolaus & Company, Incorporated, Leerink Swann LLC and Cowen & Company, LLC  in connection with the IPO (the “Lock-up Agreement”) and agreed  that until August 3, 2012, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock.  Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts, (ii) shares of Common Stock acquired in the open market on or after the completion of the IPO, (iii) the transfer of shares of Common Stock to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy) or (iv) a distribution to the partners, members or shareholders of the restricted party, provided that the recipient agrees in writing prior to such transfer to be bound by the foregoing restrictions.

Pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”), dated February 7, 2012, by and among the Issuer and the holders of Common Stock issuable upon the Conversion, as well as holders of the Warrants, listed in Exhibit A thereto, including Aisling (the “Holders”), the Issuer may be required to register under the Securities Act of 1933, as amended (the “Securities Act”), 2,118,615 shares of Common Stock held by Aisling, consisting of (i) 2,079,397 shares of Common Stock issued upon the Conversion and (ii) 39,218 shares of the Issuer’s common stock issuable

CUSIP No. 15130J 109	SC 13D	Page 12 of 14

upon the exercise of the Warrants.  Pursuant to the Registration Rights Agreement, (i) beginning August 3, 2012, upon a written request to the Issuer from any Holder or Holders of at least 25% of the Registrable Securities (as defined in the Registration Rights Agreement), the Issuer is required to register all or a portion of such Holder’s or Holders’ shares on any registration statement (other than on Form S-3 unless the Issuer becomes eligible to use Form S-3 as further described below) if the anticipated aggregate offering price is at least $1,500,000; (ii) the Issuer is required to use its best efforts to qualify for registration on Form S-3 and as soon as the Issuer becomes eligible, any Holder or Holders of at least 20% of the then-outstanding Registrable Securities may request the Issuer to register its or their shares on Form S-3; and  (iii) if at any time the Issuer determines to register any of its securities, it is required to promptly notify all Holders and include in such registration, or “piggy-back,” all the Registrable Securities specified in a written request or requests from any Holder or Holders.  The Issuer will pay any registration expenses relating to the registration rights of the Holders, subject to certain conditions.  The registration rights described above will terminate on February 7, 2019.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

On February 14, 2012, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of February 15, 2012, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Lock-up Agreement, dated as of October 7, 2011, by and among Aisling, the Issuer, Stifel, Nicolaus & Company, Incorporated, Leerink Swann LLC and Cowen & Company, LLC.

CUSIP No. 15130J 109	SC 13D	Page 13 of 14

Exhibit 3:
Registration Rights Agreement, dated February 7, 2012, by and among the Issuer and the holders of Common Stock issuable upon the Conversion, as well as holders of the Warrants, listed in Exhibit A thereto, the form of which was filed and incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-177261), filed with the SEC on October 12, 2011.

CUSIP No. 15130J 109	SC 13D	Page 14 of 14

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 15, 2012

AISLING CAPITAL II, LP

By:	Aisling Capital Partners, LP General Partner

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS, LP

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).